Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2024

(Expressed in Canadian dollars unless otherwise stated)

July 24, 2024

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of Uranium Royalty Corp., for the year ended April 30, 2024, should be read in conjunction with its audited consolidated financial statements and the notes thereto for the years ended April 30, 2024 and 2023, a copy of which is available under the Company's profile on SEDAR+ at www.sedarplus.ca ("SEDAR+").

The Company's consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). Unless otherwise stated, all information contained in this MD&A is as of July 24, 2024.

Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars and references to "A$" are to Australian dollars. References in this MD&A to the "Company" and "URC" mean Uranium Royalty Corp., together with its subsidiaries, unless the context otherwise requires.

References herein to "U3O8" are to triuranium octoxide, a compound of uranium that is converted to uranium hexafluoride for the purpose of uranium enrichment.

Forward-looking Statements

Certain statements contained in this MD&A constitute "forward-looking information" within the meaning of Canadian securities laws and "forward-looking statements" within the meaning of securities laws in the United States (collectively, "Forward-Looking Statements"). These statements relate to the expectations of management about future events, results of operations and the Company's future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "target", "aim", "pursue", "potential", "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date hereof. In addition, this MD&A may contain Forward-Looking Statements attributed to third party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

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the ongoing operation of the properties in which the Company holds or may hold uranium interests;
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future events or performance;
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the impact of general business and economic conditions;
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future financial capacity, liquidity and capital resources;
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anticipated future sources of funds to meet working capital requirements;
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future capital expenditures and contractual commitments;
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expectations respecting future financial results;
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expectations with respect to the Company's financial position;
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expectations regarding uranium prices and the impacts of the United States and other governmental policies on uranium demand;

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expectations regarding supply and demand for uranium;
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conditions, trends and practices pertaining to the uranium industry and other industries in which uranium is used;
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expectations regarding the Company's business plans, strategies, growth and results of operations;
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the financial and operational strength of counterparties;
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production volumes;
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mineral resources and mine life; and
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governmental regulatory regimes with respect to environmental matters.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024

With respect to Forward-Looking Statements contained in this MD&A, assumptions have been made regarding, among other things, the following:

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market prices of uranium;
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global economic and financial conditions;
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demand for uranium;
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uranium supply;
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industry conditions;
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the ongoing operation of the properties in which the Company holds or may hold uranium interests;

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future operations and developments on the properties in which the Company holds or may hold interests; and
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the accuracy of public statements and disclosure, including future plans and expectations, made by the owners or operators of the properties underlying the Company's interests.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of, among other things, the risk factors set forth below and included elsewhere in this MD&A:

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limited or no access to data or the operations underlying the Company's interests;
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dependence on third party operators;
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risks related to political unrest in Kazakhstan, which could negatively impact the Company's option to purchase uranium from Yellow Cake plc ("Yellow Cake");
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dependence on future payments from owners and operators;
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a majority of the Company's assets are non-producing;
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royalties, streams and similar interests may not be honoured by operators of a project;
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defects in or disputes relating to the existence, validity, enforceability, terms and geographic extent of royalties, streams and similar interests;
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royalty, stream and similar interests may be subject to buy-down right provisions or pre-emptive rights;
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project costs may influence the Company's future royalty returns;
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risks faced by owners and operators of the properties underlying the Company's interests;
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title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
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excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties underlying royalties, streams or similar interests;
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compliance with laws and regulations relating to environmental, social and governance matters;
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macroeconomic developments and changes in global general economic, financial, market and business conditions;
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fluctuations in the market prices of the Company's investments;
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liquidity in equity investments;
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fluctuations in the foreign exchange rate;
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any inability to attract and retain key employees;

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volatility in market prices and demand for uranium and the market price of the Company's other investments, including as a result of geopolitical factors such as the ongoing conflict in Ukraine and the political unrest in Kazakhstan;
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changes in general economic, financial, market and business conditions in the industries in which uranium is used;
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risks related to mineral reserve and mineral resource estimates;
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replacement of depleted mineral reserve;
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the public acceptance of nuclear energy in relation to other energy sources;
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alternatives to and changing demand for uranium;
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the absence of any public market for uranium;
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changes in legislation, including permitting and licensing regimes and taxation policies;
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the effects of the spread of illness or other public health emergencies;
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commodities price risks, which may affect revenue derived by the Company from its asset portfolio;
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risks associated with future acquisitions;
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competition and pricing pressures;
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any inability of the Company to obtain necessary financing when required on acceptable terms or at all;
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regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
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litigation;
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risks associated with First Nations land claims;
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potential conflicts of interests;
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any inability to ensure compliance with anti-bribery and anti-corruption laws;
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any future expansion of the Company's business activities outside areas of expertise;
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any failure to maintain effective internal controls;
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negative cash flow from operating activities; and

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024

• disruptions to the information technology systems of the Company or third-party service providers;
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the other risks described under "Risk Factors" in the Company's Annual Information Form for the year ended April 30, 2024 (the "AIF") and other filings with the Canadian Regulatory Authorities, copies of which are available under its profile at SEDAR+.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in Forward-Looking Statements. Forward-Looking Statements are based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update Forward-Looking Statements if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws. Investors are cautioned against attributing undue certainty to Forward-looking Statements.

The risk factors referenced herein should not be construed as exhaustive. Except as required under applicable laws, the Company undertakes no obligation to update or revise any Forward-Looking Statements. An investment in the Company is speculative and involves a high degree of risk due to the nature of our business and the present state of exploration of our projects.

Please carefully consider the risk factors set out under "Risk Factors" in the AIF.

Notice Regarding Mineral Disclosure

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included herein have been prepared for or by the current or former owners and operators of the relevant properties, as and to the extent indicated by them, in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the CIM Definition Standards on Mineral Resources and Reserves as adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Definition Standards") or the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves ("JORC") or Subpart 1300 of Regulation S-K ("S-K 1300"), as applicable.

The United States Securities and Exchange Commission (the "SEC") has adopted mining disclosure rules under S-K 1300. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure under S-K 1300. Under S-K 1300, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding definitions under the CIM Definition Standards, as required under NI 43-101.

United States investors are cautioned that while terms are substantially similar to the CIM Definition Standards, there are differences in the definitions under S-K 1300 and the CIM Standards and there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under S-K 1300.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable. Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the project stage classifications utilized by the Company under NI 43-101 do not conform to defined project stages under S-K 1300.

Certain resource estimates disclosed in this MD&A and the Company's other disclosure documents, have been prepared in accordance with JORC, which differs from the requirements of NI 43-101 and S-K 1300. Accordingly, information contained herein may contain

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024 descriptions of the projects underlying the Company’s interests that differ from similar information made available by Canadian and United States issuers.

Third Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Except where otherwise stated, the disclosure herein relating to properties underlying the Company's royalty and other interests is based primarily on information publicly disclosed by the owners or operators of such properties, as is customary for royalty portfolio companies of this nature. Specifically, as a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information, and there can be no assurance that such third party information is complete and accurate. In addition, such publicly available information may relate to a larger property area than that covered by the Company's interests. Additionally, the Company has, and may from time to time, receive operating information from the owners and operators of these properties, which it is not permitted to disclose to the public.

Business Overview

URC is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium.

The Company's common shares without par value (the "Common Shares") and its common share purchase warrants, each exercisable into one Common Share at an exercise price of $2.00 per share until December 6, 2024 (the "Warrants"), are listed on the Toronto Stock Exchange (the "TSX") under the symbols "URC" and "URC.WT", respectively. The Common Shares are also listed on the Nasdaq Capital Market ("NASDAQ") under the stock symbol "UROY".

The head office and principal address of the Company is located at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2, Canada.

Business Strategy

To date, the Company has assembled a portfolio of royalty interests on uranium projects and physical uranium holdings. URC's long-term strategy is to gain exposure to uranium prices by owning and managing a portfolio of geographically diversified uranium interests, including uranium royalties and streams, debt and equity investments in uranium companies and physical uranium. The Company also engages in the purchase and sale of physical uranium from time to time. In executing this strategy, the Company seeks interests that provide it direct exposure to uranium prices, without the direct operating costs and concentrated risks that are associated with the exploration, development and mining of uranium. From time to time, the Company also seeks further exposure to uranium through investments in funds and other equities.

The Company's strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and its board of directors to identify and evaluate opportunities in the uranium industry.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024

The Company's primary focus is to identify, evaluate and acquire the following:

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royalties in uranium projects, pursuant to which the Company would receive payments from operators of uranium mines based on production and/or sales of uranium products;
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uranium streams, pursuant to which the Company would make an upfront payment to a project owner or operator in exchange for long-term rights to purchase a fixed percentage of future uranium production;
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off-take or other agreements, pursuant to which the Company would enter into long-term purchase agreements or options to acquire physical uranium products; and
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direct strategic equity or debt investments in companies engaged in the exploration, development and/or production of uranium.

Such interests may be acquired by the Company directly from the owner or operator of a project or indirectly from third-party holders. The Company may also seek to acquire direct joint ventures or other interests in existing uranium projects, where such interests would provide the Company with exposure to a project as a non-operator or where the Company believes there is potential to convert such interests into royalties, streams or similar interests. In evaluating potential transactions, the Company utilizes a disciplined approach to manage its fiscal profile.

The Company also engages in purchases and sales of uranium inventories from time to time. Purchases are made where the Company believes there is an opportunity to provide attractive commodity price exposure to shareholders. Sales may occur from time to time based upon market conditions and the Company's liquidity requirements. Purchases may be made pursuant to its existing option under its strategic relationship with Yellow Cake or by other means, including direct purchases from producers or market purchases. See "Recent Developments".

Uranium Market Developments

The principal end users and the largest purchasers of uranium are utility companies. As there is no regulated or underwritten market for uranium, a substantial percentage of such utilities' uranium supply is sourced from long-term contracts, with the balance purchased on the spot market. Spot market purchases are defined as purchases for delivery within one year. While long-term contract prices may be obfuscated by privacy agreements or pricing terms, such as ceilings, floors and escalations, the market has some visibility on prices in the uranium spot market where there are other active parties, including traders, financial institutions and producers. Uranium spot and long-term prices are published regularly by certain data sources, including UxC LLC and TradeTech LLC.

During the year ended April 30, 2024, uranium prices averaged US$75.01 per pound U3O8, representing an approximate 51% increase compared to the average price of US$49.52 per pound U3O8 in the prior fiscal year (Source: UxC LLC Historical Ux Daily Prices). As at April 30, 2024, the U3O8 price was US$90.00 per pound U3O8, representing an approximate 67% increase from US$53.85 per pound as at April 30, 2023 (Source: UxC LLC Historical Ux Daily Prices). The period from May 2023 through April 2024 was marked by continued volatility as the U3O8 price fluctuated between US$53.30 and US$107.00 per pound (Source: UxC LLC Historical Ux Daily Prices).

Over the past few years, global uranium market fundamentals have generally improved as the market began a transition from being inventory-to production-driven. The spot market reached a low in November 2016 at about US$17.75 per pound U3O8. Since then, U3O8 prices have increased to a high of US$107.00 per pound U3O8 on February 2, 2024. Recent increases were largely driven by anticipated legislative action that would ban the import of Russian nuclear fuel into the United States (Source: Tradetech Nuclear Market Review - April 30, 2024). Such legislation was enacted in the United States in May 2024.

Currently, the uranium market is largely driven by a macro demand for more electricity generation and an unprecedented global push to decarbonize electrical grids, among other factors. Noteworthy areas of demand showing substantial recent growth is electricity demands for data centers, including those related to Artificial Intelligence and other computing initiatives. In the United States, demand from this source, measured by power consumption is expected to reach 35 GWe by 2030, up from 17 GWe in 2022 (Source: Citi Data Center Demand and Nuclear Power: February 2024). There has also been a growing realization that the highly reliable, safe and baseload power nuclear energy provides should be a part of any clean energy platform. Governments around the globe have been pursuing strategies to increase energy independence for national security interests that dovetail well with nuclear power as a key component in their energy mix.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024

Underinvestment in uranium mining operations over the past decade has been a major factor contributing to a structural deficit between global production and uranium requirements. Reduced production from existing uranium mines has also been a contributing factor with some large producers cutting back and or unable to reach previously planned production levels. By 2025, the mid-case gap between production and requirements is projected to be more than 68 million pounds U3O8 and by 2034 above 370 million pounds U3O8 (Source: UxC 2024 Q2 Uranium Market Outlook). For context, the reactor fleet in the United States consumed about 44 million pounds U3O8 in 2023 (Source: U.S. Energy Information Administration, June 2024 - Uranium Marketing Annual Report). The current gap is being filled with secondary market sources, including finite inventory that has been declining and is projected to decline further in coming years. Secondary supply is also likely to be further reduced with western enrichers reversing operations from underfeeding to overfeeding that requires more uranium to increase the production of enrichment services. As secondary supplies continue to diminish, and as existing mines deplete resources, new production will be needed to meet existing and future utility demand. The timeline for new mining projects can be 10 years or longer and will require prices high enough to stimulate new mining investments.

Since 2022, uranium supply has become more complicated due to Russia's invasion of Ukraine with its State Atomic Energy Corporation Rosatom being a significant supplier of nuclear fuel around the globe. Economic sanctions, transportation restrictions and recent legislation banning the importation of Russian nuclear fuel in the United States is causing a fundamental change to the nuclear fuel markets. Additionally, the 2023 coup in Niger and the new government's demand for the United States and France to vacate the country has underscored jurisdictional risk with that country accounting for about 5% of global uranium production and about 25% of European Union supply in 2022 (Sources: World Nuclear Association - Uranium in Niger May 7, 2024 / Reuters - "Russian troops enter base housing US military in Niger, US official says" - May 3, 2024 and "Niger has not banned uranium exports to France and EU" - August 18, 2023). The United States and European utilities have been gradually shifting to security of supply, seeking production from areas with lower geopolitical risk.

On the demand side of the equation, the global nuclear energy industry continues robust growth, with 70 new reactors connected to the grid from 2014 through April of 2024 with another 59 reactors under construction. So far in 2024, four new reactors have been connected to the grid, and one reactor has been permanently shut down (Source: International Atomic Energy Association Power Reactor Information System - May 28, 2024). Total nuclear generating capacity for the world's 440 operable reactors as of May 7, 2024 stands at 396 GWe (Source: World Nuclear Association). At the 2023 United Nations Climate Change Conference (COP28), 22 countries, including the United States, Canada, France, Japan, and the United Kingdom signed a declaration to triple nuclear energy by 2050, further supporting additional growth for the nuclear industry and uranium demand.

In the United States, H.R. 1042, "The Prohibiting Russian Uranium Imports Act" was enacted in May 2024. The legislation bans the United States imports of unirradiated low-enriched uranium (LEU) beginning August 11, 2024 through to its termination in 2040, subject to potential waivers the United States Department of Energy (the "DOE") may issue through January 1, 2028. The ban also applies to uranium that has been exchanged, swapped or otherwise obtained in a manner intended to circumvent the restrictions. Pursuant to the legislation, the Secretary of State and Secretary of Commerce may issue waivers to allow companies to import specified quantities of LEU if: (a) no alternative LEU sources exist to sustain operations of a United States company's nuclear reactor; or (b) importing such uranium is in the nation's best interest. As a result of this legislation, the DOE is also now authorized to allocate up to US$2.72 billion previously apportioned under the "Emergency National Security Supplemental Appropriations Act" and "The Nuclear Fuel Security Act" to support the United States LEU market by funding research, development and production of high-assay LEU. In combination, the passage of these bills will help rebuild and restore a robust domestic fuel cycle in the United States. In July 2024, the ADVANCE Act was also enacted, which includes, among other steps to help expedite the development and deployment of advanced nuclear technologies, enhance U.S. leadership and promote U.S. exports of nuclear technologies. The legislation directs the Nuclear Regulatory Commission to include efficiency in licensing and requires it to streamline a number of its licensing processes. The legislation also includes internationally focused provisions, allowing for more exports of nuclear technology internationally and international regulatory cooperation.

The continued return by many utilities to a longer-term contracting cycle to replace expiring contracts has positively impacted uranium demand. Cumulative uncommitted demand through 2034 totals approximately 900 million pounds U3O8 (Source: UxC Uranium Market Overview Q2 2024). Additionally, financial entities and various producers have continued to purchase significant quantities of drummed uranium inventory, further removing near term supply and adding to the fundamentals supporting the uranium market.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024

Recent Developments

Acquisition of Salamanca Royalty

On July 3, 2024, pursuant to a royalty purchase agreement dated May 24, 2024 (the "Salamanca Purchase Agreement"), among the Company and RCF V Annex Fund L.P., the Company acquired a 0.375% net smelter return royalty on the sale of products from the mining projects collectively known as the Salamanca project, including the Retortillo, Zona 7 and Alameda projects, located in Spain. The consideration paid by the Company was $0.4 million (US$0.3 million) in cash.

Public Offering

On October 17, 2023, the Company completed an underwritten bought deal public offering of 10,205,000 Common Shares (the "2023 Offered Shares") at a price of US$2.94 per 2023 Offered Share for gross proceeds of $40.9 million. Uranium Energy Corp. ("UEC"), a shareholder and related party of the Company, purchased 1,930,750 2023 Offered Shares, representing approximately 19% of the number of 2023 Offered Shares, under this public offering.

On February 9, 2024, the Company completed an underwritten bought deal public offering of 6,724,600 Common Shares (the "2024 Offered Shares") at a price of US$3.40 per 2024 Offered Share for gross proceeds of $30.8 million. UEC purchased 1,047,614 Common Shares, representing approximately 16% of the number of 2024 Offered Shares, under this public offering.

At-the-Market Equity Program

On August 8, 2023, the Company renewed its at-the-market equity distribution program (the "ATM Program"). The ATM Program allows the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of its Common Shares (the "ATM Shares"). Sales of ATM Shares through the ATM Program are made pursuant to an equity distribution agreement dated August 8, 2023, with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Canaccord Genuity Corp., Canaccord Genuity LLC, Paradigm Capital Inc., TD Securities Inc. and TD Securities (USA) LLC (collectively, the "Agents"). The ATM Shares sold under the ATM Program are sold at the prevailing market price on the TSX or the NASDAQ, or any other market on which the Common Shares may be listed and posted for trading, as applicable, at the time of sale. Unless earlier terminated by the Company or the Agents as permitted therein, the ATM Program will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$40 million (or the equivalent in Canadian dollars); or (b) September 1, 2024.

During the year ended April 30, 2024, a total of 870,910 ATM Shares were distributed by the Company under the 2023 Distribution Agreement through the facilities of the TSX and NASDAQ for gross proceeds of $3.5 million, of which approximately $0.7 million (representing net proceeds of $0.7 million) at an average selling price of $4.05 per Common Share was raised in Canadian dollars through the TSX, and $2.8 million (US$2.1 million) representing net proceeds of $2.7 million (US$2.0 million) at an average selling price of US$2.98 per Common Share was raised in United States dollars through the NASDAQ. The Agents were paid aggregate commissions on such sales of approximately $0.02 million and US$0.05 million (representing 2.5% of the gross proceeds of the ATM Shares sold). No ATM Shares were distributed by the Company during the three months ended April 30, 2024.

Physical Uranium

As at April 30, 2024, the Company held 2,511,271 pounds U3O8 at a weighted average cost of US$56.13 per pound U3O8. As of the date hereof, the Company holds 2,711,271 pounds U3O8 at a weighted average cost of US$57.54 per pound U3O8.

In November 2021, the Company entered into agreements with CGN Global Uranium Ltd ("CGN"), pursuant to which the Company agreed to purchase an aggregate 500,000 pounds U3O8 at a weighted average price of US$47.71 per pound U3O8, of which 300,000 pounds U3O8 and 100,000 pounds U3O8 were delivered in October 2023 and July 2024, respectively. The latter shipment was originally scheduled to be delivered in June 2024 but was deferred to July 2024 by agreement by the parties. The delivery of the remaining 100,000 pounds U3O8 for a future payment of $6.8 million is required in April 2025.

During the year ended April 30, 2024, the Company had sold 450,000 pounds U3O8 for $42.7 million, generating a gross profit of $14.8 million. In addition, the Company had purchased 1,400,000 pounds U3O8 at a weighted average cost of US$67.90 per pound. As at April 30, 2024, in addition to the contractual obligations to purchase uranium under its agreement with CGN, the Company has committed to

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024 purchase 250,000 pounds U3O8 which has been contracted for delivery in May and September 2024, at a weighted average price of US$103.20 per pound. See "Contractual Obligations".

Following the announcement made by Cameco Corporation ("Cameco") to restart production at McArthur River mine in November 2022, the Company elected to receive royalty proceeds from the McArthur River mine through delivery of physical uranium. URC's royalty interest represents a 1% gross overriding royalty on a 9.063% share of uranium production from the McArthur River mine derived from a 30.195% production interest in the project held by Orano Canada Inc. ("Orano"). On August 31, 2023 and March 5, 2024, Orano settled the royalty payments related to the production from the McArthur River mine for November and December 2022 and for calendar year 2023 ("CY2023") by delivering 1,038 pounds and 12,165 pounds U3O8, respectively, to the Company's storage account at Blind River in Canada.

Graduation to the TSX

On July 6, 2023, the Company graduated from the TSX Venture Exchange to the TSX. The Common Shares and the Warrants were listed on the TSX under the symbols "URC" and "URC.WT" respectively.

Repayment of BMO Credit Facility

On May 3, 2023, the Company repaid $9.7 million (US$7.2 million), representing all principal, interest and fees outstanding, and extinguished its margin loan facility (the "BMO Credit Facility") with Bank of Montreal.

Properties Underlying Company Interests

The following is a description of selected recent developments respecting the selected properties in which the Company holds royalties during the year ended April 30, 2024.

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Cigar Lake – Cameco disclosed in its management's discussion and analysis for the year ended December 31, 2023 (the "Cameco 2023 MD&A"), total packaged production from Cigar Lake in CY2023 was 15.1 million pounds U3O8 (on a 100% basis) compared to 18.0 million pounds U3O8 (on a 100% basis) in 2022. Cameco further stated that productivity in 2023 was impacted as Cameco completed development and commissioning activities in the first quarter and achieved first production from a new mining area. Cameco had expected to recover from these delays in the second half of the year. However, in the third quarter of CY2023, Cameco determined maintenance work was required on one of the underground circuits, which had not been planned. The additional time required to complete this work did not allow for the delayed production volumes to be recovered prior to December 31, 2023. Cameco further stated that it expects to produce at the licensed rate of 18 million pounds (100% basis) per year in calendar year 2024.

The Cameco 2023 MD&A also outlined updated Cameco's plans for the extension of production at Cigar Lake, with conversion of 73.4 million pounds U3O8 (100% basis) of indicated resources in the Cigar Lake Extension (previously Phase 2) orebody to probable reserves. This is anticipated to extend the mine life of the project to 2036. Based on Cameco's analyses, the up-front capital cost to complete mine development and other capacity replacement projects necessary to access these reserves is estimated to be between $458 million and $550 million on a 100% basis. Cameco expects the average life of mine unit cash operating costs for Cigar Lake production to increase to between $19 per pound and $20 per pound (previously $18.13 per pound). A NI 43-101 technical report titled "Cigar Lake Operation Northern Saskatchewan, Canada" with an effective date of December 31, 2023 was filed by Cameco on March 22, 2024 and is available under its profile at SEDAR+.

In the Cameco 2023 MD&A, Cameco disclosed that its total estimated reserves at Cigar Lake on a 100% basis as of December 31, 2023 was 208.6 million pounds U3O8 at an average grade of 17.03% U3O8, as well as an additional 27.0 million pounds U3O8 of measured and indicated resources at an average grade of 5.32% U3O8. Total historical packaged production from 2014 to 2023 was stated at 138.4 million pounds U3O8 on a 100% basis. Cameco further disclosed in its management's discussion and analysis for the quarter ended March 31, 2024, an additional 4.2 million pounds (100% basis) of production over the first quarter of calendar year 2024, with Cameco's share of such production being 2.3 million pounds U3O8.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024

As a profit-based NPI interest, this royalty is calculated based upon generated revenue, with deductions for certain expenses and costs, which include cumulative expense accounts, including development costs. As such and given the significant amount of expenditures made in developing the existing operations at the Cigar Lake mine, the Cigar Lake royalty will only generate revenue to the Company after these significant cumulative expenses are recovered.

•
McArthur River – In the Cameco 2023 MD&A, Cameco disclosed total packaged production from McArthur River and Key Lake in CY2023 was 13.5 million pounds U3O8. It further disclosed any ore from McArthur River that is not immediately processed at Key Lake mill will be stored in inventory for future milling. At the Key Lake mill, Cameco disclosed that the extended period of time the mill was on care and maintenance, the operational changes made, aging infrastructure, the availability of personnel with the necessary skills and experience, and the impact of supply chain challenges on the availability of materials and reagents combined to impact production in CY2023. Cameco also disclosed that it plans to produce 18 million pounds U3O8 (100% basis) in calendar year 2024. Over the last three months of CY2023, the mill had been running at a rate that, when annualized, would allow the McArthur River/Key Lake operation to achieve its 2024 planned production.

Cameco disclosed in the 2023 Cameco MD&A that its total estimated reserves at McArthur River on a 100% basis as of December 31, 2023 was 380.5 million pounds U3O8 at an average grade of 6.72% U3O8, as well as an additional 7.0 million pounds U3O8 of measured and indicated resources at an average grade of 2.28% U3O8. Total historical packaged production from 2000 to 2023 for the McArthur River mine was stated at 340.0 million pounds U3O8 on a 100% basis. Cameco further disclosed in its management's discussion and analysis for the quarter ended March 31, 2024, an additional 5.0 million pounds (100% basis) of production over the first quarter of calendar year 2024, with Cameco's share of such production being 3.5 million pounds U3O8.

•
Langer Heinrich – On April 2, 2024, Paladin Energy Ltd. ("Paladin") announced that the first commercial concentrate production and drumming were achieved at the Langer Heinrich mine on March 30, 2024, on schedule and within Paladin's capital cost estimate of US$125 million. Paladin further stated that operational focus at Langer Heinrich will shift to production ramp-up and building a finished product inventory, ahead of shipments to customers. On July 22, 2024, Paladin announced the production at Langer Heinrich mine ramped up with 517,597 pounds U3O8 produced to June 30, 2024. The first customer shipment, containing 319,229 pounds U3O8, departed Namibia on July 12, 2024. The Langer Heinrich mine will be in operational ramp up during Paladin's fiscal year 2025, with ore feed sourced from previously mined stockpiled ore. Production levels are expected to be higher in the second half of the year.

•
Churchrock – On January 30, 2024, Laramide announced the filing of an updated NI 43-101 preliminary economic assessment ("PEA") technical report disclosing updated mineral resources for the Churchrock project as well as a PEA of the project. The technical report is titled "Technical Report on the Churchrock Uranium Project, McKinley County, New Mexico, USA" with an effective date of February 22, 2023, prepared for Laramide, a copy of which is available under its profile at SEDAR+.

The preliminary economic assessment evaluated uranium mineral recovery by ISR methods at the Churchrock project location and processing in a proposed new facility at the nearby Crownpoint project location where significant project infrastructure already exists. The preliminary economic assessment set out in the Churchrock Technical Report highlights a large, long-life project with 31.2 million pounds produced over 31 years; initial capital costs of US$47.5 million; unit operating costs (including taxes and royalties) of US$27.70 per pound and all-in sustaining costs of US$34.83 per pound; pre-tax internal rate of return of 62% and net present value (8%) of US$278 million (at US$75 per pound U3O8); post- tax internal rate of return of 56% and net present value (8%) of US$239 million (at $75 per pound U3O8); life of project post-tax cash flow exceeds $1 billion. The foregoing preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Accordingly, there is no certainty that the preliminary economic assessment will be realized.

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Dawn Lake Project – In the Cameco 2023 MD&A, Cameco disclosed it had spent $4.5 million in Saskatchewan in 2023, primarily focused on advancing the extension of the mine life at Cigar Lake and advanced exploration on the Dawn Lake projects. Cameco further stated that the exploration drilling at Dawn Lake expanded the footprint of known uranium mineralization in the La Rocque Lake area with mineralized intercepts in excess of 60% U3O8 over several metres. Although the deposit remains at a very early stage of exploration, Cameco stated that the high-grade results and geological conditions

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024 observed to date are comparable to those of other mines and known deposits in the Athabasca Basin, generating interest and a focused effort to better understand its potential. Cameco stated that in calendar year 2024, it plans to spend about $7 million on brownfields and advanced exploration, primarily to expand the footprint of the mineralization identified in the La Rocque Lake corridor.

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Lance – In a news release on July 19, 2023, Peninsula Energy Ltd. ("Peninsula") announced it would delay the restart of production at Lance whilst it accelerated development of in-house resin processing and uranium production capability. In a news release dated August 31, 2023, Peninsula announced updated plans to initiate production at Lance. The new proposed ISR plant was anticipated to produce up to 2.0 million pounds U3O8 per year. In a news release dated August 31, 2023, Peninsula announced a revised production and Life of Mine plan for the Ross and Kendrick Areas with production then-scheduled in December 2024. The new ISR plant is anticipated to produce up to 2.0 million pounds U3O8 per year. In Peninsula's quarterly activities report for its quarter ended September 30, 2023, Peninsula stated the updated mine plan is expected to achieve a sustainable monthly positive cash flow in the first full year of production in calendar year 2025 with a payback period of 3.5 years from August 2025, life-of-mine revenue for the Ross & Kendrick Project of US$988 million, net present value of US$116 million at a discount rate of 8% and internal rate of return of 26.2%.

In Peninsula's quarterly activities report for its quarter ended March 31, 2024, Peninsula stated that it had appointed Samuel Engineering, Inc and Samuel EPC, LLC for Engineering, Procurement and Construction ("EPC") services for the expansion of the Ross Central Processing Plant ("CPP"). Peninsula further states that the detailed schedule for the CPP construction project supports commissioning of the plant expansion in December of 2024. Peninsula announced on May 8, 2024 that the EPC contractor had mobilized to site and began earthworks construction at the Ross CPP site.

On May 13, 2024, Peninsula announced an update to the JORC-compliant mineral resource estimate for the Lance project. The update was based on the results of additional drilling in 2023 within the Ross and Kendrick areas of the project. The resources in the Barber area remained unchanged. The new resource states measured and indicated resource of 16.2 million pounds U3O8 (14.3 million tonnes at an average grade of 0.051% U3O8) and an inferred resource of 41.7 million pounds U3O8 (38.3 million tonnes at an average grade of 0.049% U3O8). The resource estimate was calculated by applying a combined constraint of a grade thickness product (GT) of 0.2 contour and 200ppm U3O8.

On July 1, 2024, Peninsula announced that it is actively developing a new wellfield production area named Mine Unit 3 ("MU-3"). Peninsula currently has ten contract drilling rigs employed at the site to install production pattern wells (injection and production wells) in the new MU-3 area. The previously developed wellfield areas of Mine Units 1 and 2 are available for resumption of uranium recovery operations.

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Michelin – In its quarterly activities report for the quarter ended September 30, 2023, Paladin stated that it holds a 100% interest in the Michelin Project as a result of the surrender of its 25% participating interest by a joint venture partner of the joint venture agreement. In its quarterly activities report for the quarter ended December 31, 2023, Paladin stated that the current exploration program continued to focus on detailed geological and structural mapping of prospective areas of the tenement, with the commencement of an initial drilling program.

In a news release dated January 25, 2024, Paladin announced the execution of a US$150 million syndicated debt facility to fund its operations at Langer Heinrich and other growth for the Michelin Project.

In its quarterly activities report for the quarter ended March 31, 2024, Paladin stated that it has focused on the development of a new exploration model at the Michelin project, with early-stage testing of the model undertaken during the quarter. Historical three-dimensional data has been reviewed, which can be used to identify new targets when a pattern of known mineralization is seen.

•
Roughrider Project – On May 2, 2023, UEC announced completion of a S-K 1300 Technical Report Summary for the Roughrider project titled "The Roughrider Uranium Project, Saskatchewan, Canada" with an issued date of April 25, 2023, a copy of which is available under UEC's profile at www.sec.gov, outlining 27.8 million pounds U3O8 in 389,000 tonnes grading 3.25% U3O8 in the indicated category and 36.0 million pounds U3O8 in 359,000 tonnes grading 4.55% U3O8 in the inferred category. Additionally, in such announcement, UEC indicated the intention of completing an expanded Technical Report Summary including the economic parameters on the project in 2023. On May 23, 2023, UEC announced that it had

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024 selected consultants to conduct an initial assessment economic study under S-K1300 of the project and environmental baseline work for the project.

•
Russell Lake/Russell Lake South – On November 2, 2023, Skyharbour Resource Ltd. ("Skyharbour") announced the results of its inaugural drilling program on the Russell Lake project. Fifteen holes were drilled on the historical Grayling zone and four holes were drilled in the Fox Trail target area. Skyharbour stated that most holes at the Grayling zone intersected uranium mineralization, with the best result returning 5.9 metres of 0.151% U3O8 at a depth of 338.4 meters from assays in hole RSL23-01. In a news release dated January 30, 2024, Skyharbour stated it had initiated a planned 5,000 metres drilling program on the Russell Lake project, comprised of ten to twelve drill holes.

On July 9, 2024, Skyharbour announced initial results from the first phase of its 2024 winter drill program. The first phase consisted of six drill holes totaling 3,094 metres. Skyharbour discovered an intersection in hole RSL24-02, which returned 2.5 metres of 0.721% U3O8 at a depth of 338.1 metres downhole. This intercept represents a new prospect, termed the Fork Target, discovered by Skyharbour. The Fork Target area is approximately four kilometers southeast of Denison Mines Corp's Phoenix Deposit. Skyharbour disclosed that the second phase of 2024 drill results will be disclosed upon receipt of geochemical analysis.

•
Slick Rock – On May 15, 2023, Anfield Energy Inc. ("Anfield") announced the filing of "The Shootaring Canyon Mill and Velvet-Wood and Slick Rock Uranium Projects, Preliminary Economic Assessment, National Instrument 43-101" with an effective date of May 6, 2023 (the "Slick Rock Technical Report"), a copy of which is available under its profile at SEDAR+.

The Slick Rock Technical Report included an updated PEA for the combined Velvet-Wood and Slick Rock projects. Project cost estimates are based on a conventional random room and pillar underground mine operation at the Velvet-Wood and Slick Rock mine areas. Mined material would be hauled by truck to the Shootaring Canyon Mill approximately 180 miles from Velvet-Wood and 200 miles from Slick Rock. Commodity prices used in the PEA are US$70 per pound for uranium oxide and US$12 per pound for vanadium pentoxide. Respective mill recoveries are estimated at 92% U3O8 and 75% V2O5. Total initial capital expenditures, not including current and sunk costs, is estimated at US$122.3 million. Total weighted average operating expenses is estimated at US$244 per ton mined and processed. The total cost per ton to produce saleable uranium and vanadium products is estimated at US$290 per ton. This compares to an estimated gross value of US$741 per ton.

The PEA contained in the Slick Rock Technical Report is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Accordingly, there is no certainty that the preliminary economic assessment will be realized.

The technical report highlights a pre-tax project internal rate of return of 40% and a net present value of US$238 million, based on a discount rate of 8% and a uranium price of US$70 per pound U3O8, along with a vanadium price of US$12 per pound for the two combined projects. The report stated average annual production of approximately 750,000 pounds of uranium and 2.5 million pounds of vanadium per year is estimated over the 15-year mine life. The technical report estimates 1.7 million tons containing some 7.7 million pounds U3O8 for the Slick Rock project alone, with a vanadium to uranium ratio of 6 to 1.

In a news release dated April 9, 2024, Anfield disclosed that it had submitted its production reactivation plan for the Shootaring Canyon mill to the State of Utah's Department of Environmental Quality. The plan addresses the updating of the mill's radioactive materials license from its current standby status to operational status and the increasing of both throughput capacity and the tripling of licensed production capacity. Following approval of the reactivation plan and mill refurbishment, Anfield will be able to both recommence uranium production and start vanadium production in 2026. In a news release dated May 1, 2024, Anfield stated that the drill program is expected to commence at Slick Rock in the Summer of 2024.

In a news release dated June 17, 2024, Anfield announced that it had received final approvals for its drill permit application to commence a 20-hole, 20,000-foot rotary drill program at its Slick Rock uranium and vanadium project. Anfield expects to commence the drill program in the third quarter of 2024.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024

•
Whirlwind / La Sal (including Energy Queen) – Energy Fuels Inc. ("Energy Fuels") stated in its Form 10-Q for the quarter ended September 30, 2023, that it was performing rehabilitation and development work on the La Sal and Whirlwind projects. In a news release dated December 21, 2023, Energy Fuels further stated that it had commenced production at the La Sal mine and two other mines. Energy Fuels will stockpile ore at the White Mesa Mill until such time that sufficient material is accumulated to justify a mill campaign, which is expected to occur in late 2024 or early 2025. The Company's royalty coverage in the Energy Queen mine area is not within the area anticipated to be mined in the immediate future. In addition, Energy Fuels was preparing the Whirlwind mine to commence uranium production within one year.

Energy Fuels stated in its annual report on Form 10-K for the year ended December 31, 2023, that it expected to continue rehabilitation and development work at the Whirlwind mine in preparation for future production. Although the timing of Energy Fuels' plan to extract and process mineralized materials from the Whirlwind mine will be based on contract requirements, inventory levels, and/or sustained improvements in general market conditions, Energy Fuels expects the Whirlwind mine, along with the Nichols Ranch ISR project, to commence uranium production within one year, which could increase Energy Fuels' uranium production to a run-rate of over two million pounds U3O8 per year starting in 2025, if strong market conditions continue as expected.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024

Asset Portfolio

Royalties

The table below sets out the Company's principal uranium royalty interests as at the date hereof:

Project	Operator	Location	District	Type of Royalty

Anderson	UEC	AZ, USA	Date Creek Basin	1.0% Net Smelter Returns
Churchrock	Laramide	NM, USA	Grants Mineral Belt	4.0% Net Smelter Returns
Cigar Lake / Waterbury Lake(1)(3)	Cameco / Orano	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profit Interest
Dawn Lake (2)(3)	Cameco / Orano	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profit Interest
Dewey-Burdock(3)(4)	enCore Energy Corp.	SD, USA	Black Hills Uplift	30% Net Proceeds 2% to 4% Gross Value Royalty
Energy Queen(3)(5)	Energy Fuels	UT, USA	La Sal Uranium District	1% Gross Value Royalty
Lance	Peninsula	WY, USA	Powder River Basin	4.0% Gross Revenues Royalty(3) 1.0% Gross Revenues Royalty
Langer Heinrich	Langer Heinrich Uranium (Pty) Ltd.	Namibia, Africa	Central Namib Desert	A$0.12 per kg U3O8 Production Royalty
McArthur River(3)(6)	Cameco	SK, Canada	Athabasca Basin	1% Gross Overriding Royalty
Michelin	Paladin	NFLD, Canada	Central Mineral Belt of Labrador	2.0% Gross Revenues Royalty
Reno Creek(3)(7)	UEC	WY, USA	Powder River Basin	0.5% Net Profit Interest
Roca Honda(3)(8)	Energy Fuels	NM, USA	Grants Mineral Belt	4.0% Gross Revenues Royalty
Roughrider(9)	UEC	SK, Canada	Athabasca Basin	1.9766% Net Smelter Returns
Russell Lake and Russell Lake South(9)	Rio Tinto Limited ("Rio Tinto")	SK, Canada	Athabasca Basin	1.9766% Net Smelter Returns
Salamanca	Berkeley	Retortillo, Spain	Salamanca Uranium District	0.375% Net Smelter Returns
San Rafael(3)	Western Uranium and Vanadium Corp.	UT, USA	San Rafael Uranium District	2% Net Smelter Returns
Slick Rock	Anfield	CO, USA	Uravan Mineral Belt	1.0% Net Smelter Returns
Whirlwind(3)(10)	Energy Fuels	UT/CO, USA	Uravan Mineral Belt	2% to 4% Gross Value Royalty
Workman Creek	UEC	AZ, USA	Sierra Ancha / Apache Basin	1.0% Net Smelter Returns

Notes:

(1)
A 10% to 20% sliding scale NPI royalty on a 3.75% share of overall uranium production, drawn from Orano's 40.453% ownership interest. The royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake projects. As an NPI royalty, this royalty will not generate revenue until production re-commences and only after cumulative expense accounts, that include development costs, are recovered.
(2)
A 10% to 20% sliding scale NPI royalty on a 7.5% share of overall uranium production. The royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake projects. As an NPI royalty, this royalty will not generate revenue until production re-commences and only after cumulative expense accounts, that include development costs, are recovered.
(3)
The royalty acquired by URC does not apply to the entirety of the project.
(4)
A 2% to 4% sliding scale gross value royalty on portions of the Dewey-Burdock Project.
(5)
A 1% gross value royalty applicable to both uranium and vanadium sales from portions of the Energy Queen project. URC may choose to take product payment in physical ore or concentrates.
(6)
A 1% gross overriding royalty on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano.
(7)
The maximum amount payable under the Reno Creek royalty is US$2.5 million.
(8)
The Roca Honda royalty is subject to the right of the payor to purchase the royalty for US$5 million at any time prior to the first royalty payment becoming due thereunder.
(9)
The royalties on the Roughrider project and Russell Lake and Russell Lake South projects are represented by the same royalty instrument. Skyharbour is currently operating as an earn-in partner with Rio Tinto on the Russell Lake and Russell Lake South projects.
(10)
A 2% to 4% sliding scale gross value royalty applicable to both uranium and vanadium sales from portions of the Whirlwind. URC may choose to take product payment in physical ore or concentrates.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024

Strategic Investment in Yellow Cake plc and Uranium Option

On June 7, 2018, the Company entered into an agreement (as amended, the "Yellow Cake Agreement") with Yellow Cake, pursuant to which, among other things, the Company received an option to acquire physical uranium. These arrangements provide for, among other things:

•
Option to Purchase U3O8: Yellow Cake granted URC an option to acquire between US$2.5 million and US$10 million of U3O8 per year between January 1, 2019, and January 1, 2028, up to a maximum aggregate amount of US$21.25 million worth of U3O8 as at April 30, 2024. If URC exercises this option, Yellow Cake will, in turn, exercise its rights under its agreement with JSC National Atomic Company ("Kazatomprom") to acquire the relevant quantity of U3O8 from Kazatomprom and sell such quantity of U3O8 to the Company at a price which is consistent with Yellow Cake's agreement with Kazatomprom. During the year ended April 30, 2021, the Company exercised its option to acquire 348,068 pounds U3O8 from Yellow Cake at US$28.73 per pound U3O8. No purchases occurred under this arrangement since the fiscal year beginning on May 1, 2021.
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Future Royalty and Streaming Opportunities: Yellow Cake has agreed to inform URC of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and URC has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly.
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Physical Uranium Opportunities: URC has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by URC. If such opportunities are identified, the parties will work together in good faith to negotiate, finalize and agree upon the terms of a strategic framework that is mutually agreeable from a commercial standpoint for both parties (including as to form and consideration) and a potential participation by Yellow Cake with URC in such opportunities.

Furthermore, URC and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.

Pursuant to the Yellow Cake Agreement, the Company had subscribed for ordinary shares of Yellow Cake as part of such entity's initial public offering. During the year ended April 30, 2024, the Company disposed of approximately 5 million ordinary shares of Yellow Cake for proceeds of $45.4 million, and as at April 30, 2024 no longer held any ordinary shares of Yellow Cake.

In response to the ongoing war between Russia and Ukraine, governments in the United States, the European Union, the United Kingdom, Canada and others imposed financial and economic sanctions on certain industry segments and various parties in Russia. While the threat of such sanctions, import bans and other changes in trade patterns resulting from the political unrest and war in Ukraine are expected to positively impact global uranium prices and demand for North American uranium, it may adversely impact demand for uranium produced in Kazakhstan and increase regional trade and logistical barriers. The Company will continue to monitor the conflict including the potential impact of financial and economic sanctions on the global economy and particularly on the economy of Kazakhstan. Although the Company has no operations in Russia or Ukraine, the destabilizing effects of the war in Ukraine could have other effects on URC's business.

Overall Performance

For the year ended April 30, 2024, the Company had net income of $9.8 million compared to a net loss of $5.8 million for the previous fiscal year. As at April 30, 2024, the Company had working capital (current assets less current liabilities) of $229 million.

Trends, events and uncertainties that are reasonably likely to have an effect on the business of the Company include developments in the global and American uranium markets, as well as general uranium market conditions and the impact of the conflict in Ukraine.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024

Selected Annual Information

The following sets forth selected annual financial information for the Company for the fiscal years indicated:

	April 30,
(in thousands of dollars, except per share amounts)	2024	2023	2022
Total revenue	42,706	13,854	—
Net income (loss)	9,780	(5,843)	(4,257)
Net income (loss) per share, basic	0.09	(0.06)	(0.05)
Net income (loss) per share, diluted	0.08	(0.06)	(0.05)
Dividends	—	—	—
Total assets	278,703	185,788	178,173
Total non-current financial liabilities	156	83	13,051

The increase in total assets from $185.8 million as at April 30, 2023 to $278.7 million as at April 30, 2024 was primarily attributed to an increase in cash received from the public offerings of common shares, and an increase in accounts receivable of $13.8 million and inventories of $101.5 million from trading physical uranium during the year.

Discussion of Operations

Year ended April 30, 2024, compared to the year ended April 30, 2023

The Company had net income of $9.8 million in the year ended April 30, 2024, compared to a net loss of $5.8 million in the prior fiscal year. The increase in net income was due to an increase in gross profit primarily attributable to higher uranium sales volumes and prices, deferred income tax recovery and, to a lesser extent interest income and decreased interest expense resulting from the Company's repayment of the BMO Credit Facility, partially offset by increased office and administration and higher transfer agent and regulatory fees in the period.

Sales of uranium inventory increased to $42.7 million in the year ended April 30, 2024, compared to $13.9 million in the year ended April 30, 2023. The increase resulted from a higher volume of uranium sold of 450,000 pounds in the year ended April 30, 2024 at a weighted average price of US$69.34 per pound, compared to 200,000 pounds of uranium inventory sold at a weighted average price of US$50.80 per pound in the prior fiscal year.

Costs of sales, which is determined by the weighted cost method and also includes the cost necessary to make a sale, were $28.0 million, in the year ended April 30, 2024, compared to $11.0 million in the prior fiscal year. The increase resulted from higher uranium sales volumes, and a higher weighted average cost of purchased inventory due to increased market price in the period.

In the year ended April 30, 2024, the Company had interest income of $0.7 million on cash, that was primarily generated from the disposal of Yellow Cake ordinary shares and the net proceeds of the public offerings completed in October 2023 and February 2024, compared to interest income of $0.1 million in the prior fiscal year.

In the year ended April 30, 2024, the Company had other income of $0.2 million, mainly consisting of dividend income on the common shares of Queen's Road Capital Investment Ltd. ("QRC") held by the Company, compared to $0.1 million in the prior fiscal year.

During the year ended April 30, 2024, the Company had office and administration expenses of $3.8 million, compared to $2.8 million in the prior fiscal year. In the year ended April 30, 2024, such expenses included increased investor communications and marketing expenses of $2.2 million (compared to $1.7 million in the prior fiscal year) and uranium storage fees of $1.0 million (compared to $0.6 million in the prior fiscal year). The increase in these expenses resulted from increased marketing activity and a higher volume of uranium inventories.

In the year ended April 30, 2024, the Company had professional fees and insurance expenses of $1.3 million, compared to $1.4 million in the prior fiscal year. Such fees consist primarily of audit, legal and insurance fees.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024

Transfer agent and regulatory fees in the year ended April 30, 2024 were $0.8 million, compared to $0.5 million in the prior fiscal year. The increase was primarily related to additional filing and exchange fees related to the graduation to the TSX and the renewal of the ATM Program.

In the year ended April 30, 2024, the Company recognized share-based compensation expense of $0.7 million, compared to $0.9 million in the previous fiscal year. This represents the vesting of share options issued by the Company to the management, directors, employees and consultants.

On May 3, 2023, the Company fully repaid and extinguished the BMO Credit Facility in an aggregate amount of $9.7 million (US$7.2 million). As a result, the Company incurred significantly lower interest expense of $0.01 million in the year ended April 30, 2024, compared to $1.6 million in the prior fiscal year.

The Company recognized a net foreign exchange loss of $0.2 million in the year ended April 30, 2024, compared to a foreign exchange loss of $0.7 million in the previous fiscal year, primarily as a result of the translation of cash denominated in United States dollars and UK pounds sterling.

The Company recognized a deferred tax recovery of $2.0 million in the year ended April 30, 2024, compared to $0.02 million in the prior fiscal year. These recoveries resulted from the recognition of deferred tax assets derived from the non-capital losses carryforward and deferred financing costs that were utilized to offset the deferred tax liabilities derived from the deferred tax expenses recognized in other comprehensive income in the periods. The increase in the year ended April 30, 2024 was due to the increase in fair value of short-term investments.

During the year ended April 30, 2024, the Company recorded a gain under comprehensive income on the revaluation of short-term investments of $15.3 million, compared to $0.1 million in the previous fiscal year. The increase was primarily a result of an increase in the fair value of the ordinary shares of Yellow Cake and the common shares of QRC.

Use of Proceeds

ATM Program

As disclosed in the Company's prospectus supplement dated August 8, 2023, the Company intends to use future net proceeds from the ATM Program to finance the acquisition of additional royalties, streams, physical uranium and similar interests and for working capital purposes. During the year ended April 30, 2024, the Company distributed ATM Shares for net proceeds $3.4 million. Net proceeds derived from the distribution of ATM Shares were used for the purchase of physical uranium.

Public Offerings

The following table sets out the estimated use of net proceeds from the public offering, as disclosed in the Company's prospectus supplement dated October 11, 2023, and the actual use of the net proceeds of $38.2 million (US$28 million) up to April 30, 2024.

	As disclosed in the prospectus supplement	As at April 30, 2024
	(US$'000)	(US$'000)
Purchases of royalties, stream and similar interests and purchases of physical uranium	26,700	26,700
General working capital purposes	1,500	1,300
Total	28,200	28,000

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024

The following table sets out the estimated use of net proceeds from the public offering, as disclosed in the Company's prospectus supplement dated February 6, 2024, and the actual use of the net proceeds of $28.8 million (US$21 million) up to April 30, 2024.

	As disclosed in the prospectus supplement	As at April 30, 2024
	(US$'000)	(US$'000)
Purchases of physical uranium	20,000	10,200
Future royalty acquisitions	1,400	—
Total	21,400	10,200

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated.

	Revenues	Net income (loss)	Net income (loss) per share, basic and diluted	Dividends
	($ '000)	($ '000)	($)	($ '000)
July 31, 2022	—	(2,449)	(0.03)	—
October 31, 2022	—	(2,266)	(0.02)	—
January 31, 2023	—	(1,798)	(0.02)	—
April 30, 2023	13,854	670	0.01	—
July 31, 2023	—	(1,042)	(0.01)	—
October 31, 2023	15,318	3,490	0.03	—
January 31, 2024	15,160	3,518	0.03	—
April 30, 2024	12,228	3,814	0.03	—

Changes in net income (loss) from quarter to quarter are affected primarily by the recognition of deferred income tax recovery (expense) as a result of the change in fair value of the Company's short-term investments, recognition of revenue from sales of uranium inventory, foreign exchange difference and interest expenses on the BMO Credit Facility, professional fees and regulatory fees incurred for the ATM Program, share-based compensation expense recognized for the grant of stock options, and corporate activities conducted during the respective periods. During the three months ended April 30, 2024, the Company's positive net income was primarily the result of increased sales volumes of uranium inventory and higher uranium prices.

Fourth Quarter

No ATM Shares were distributed by the Company in the three months ended April 30, 2024. In February 2024, the Company completed a public offering for gross proceeds of $30.8 million. See "Recent Developments".

The Company had net income of $3.8 million in the three months ended April 30, 2024, compared to net income of $0.7 million in the same period of 2023. This was primarily attributable to an increase in gross profit as a result of higher uranium selling prices, deferred income tax recovery and, to a lesser extent net foreign exchange gain, interest income and decreased interest expense resulting from the Company's repayment of the BMO Credit Facility, partially offset by increased office and administration and higher transfer agent and regulatory fees in the period.

Sales of uranium inventory decreased to $12.2 million in the three months ended April 30, 2024, compared to $13.9 million in the same period of 2023. The decrease resulted from lower sales volumes of 100,000 pounds of uranium in the three months ended April 30, 2024, compared to 200,000 pounds in the same period of 2023, partially offset by higher uranium prices.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024

Costs of sales, which is determined by the weighted cost method and also includes the cost necessary to make a sale, were $7.4 million, in the three months ended April 30, 2024, compared to $11.0 million in the same period of 2023. The decrease primarily resulted from lower sales volumes.

During the three months ended April 30, 2024 the Company had interest income of $0.2 million that was primarily on cash generated from the proceeds received from the public offering completed in February 2024, compared to $0.01 million in the same period of 2023.

During the three months ended April 30, 2024, the Company incurred office and administration expenses of $1.1 million, compared to $0.5 million for the same period of 2023. Office and administration expenses for the three months ended April 30, 2024 were primarily comprised of $0.4 million of uranium storage fees and $0.6 million of investor communications and marketing expenses, compared to $0.2 million of uranium storage fees and $0.2 million of investor communications and marketing expenses for the three months ended April 30, 2023. The investor communications and marketing expenses in the current quarter consisted of digital marketing, business development, conferences and related travel expenses.

The Company recognized a net foreign exchange gain of $0.5 million in the three months ended April 30, 2024, compared to a net foreign exchange loss of $0.2 million in the same period in the previous fiscal year, primarily as a result of the exchange difference on the translation of cash denominated in United States dollars. The monthly exchange rate between United States dollar and Canadian dollar increased from US$1.00 to $1.3386 at the beginning of the current quarter to US$1.00 to $1.3778 at the end of the current quarter.

During the three months ended April 30, 2024, the Company recorded a gain on revaluation of short-term investments under comprehensive income of $1.0 million from the increase in the fair value of the common shares of QRC, compared to a loss on revaluation of $2.4 million in the corresponding period in the previous fiscal year. Short-term investments are measured at fair value with references to closing foreign exchange rates and the quoted share price in the market.

Liquidity and Capital Resources

	As at	As at
	April 30, 2024	April 30, 2023
	($'000)	($'000)
Cash	21,100	14,306
Accounts receivable	13,818	—
Short-term investments	9,143	38,340
Inventories	187,090	85,561
Working capital (current assets less current liabilities)	228,993	128,492
Total assets	278,703	185,788
Total current liabilities	2,758	10,336
Accounts payable and accrued liabilities	1,202	549
Other payables	1,519	—
Total non-current liabilities	156	83
Shareholders' equity	275,789	175,369

As at April 30, 2024, the Company had cash of $21.1 million compared to $14.3 million at April 30, 2023. The increase in cash of $6.8 million was primarily due to the net proceeds of $67.0 million received from the public offerings completed in October 2023 and February 2024, and $45.4 million received from the sale of the ordinary shares of Yellow Cake, partially offset by net cash used in operating activities in relation to trading physical uranium and the purchase of short-term investments of $0.8 million. Accounts receivable of $13.8 million was fully settled subsequent to year end.

The Company's short-term investments decreased from $38.3 million as at April 30, 2023 to $9.1 million as at April 30, 2024. This is primarily due to the disposal of all of its investment in Yellow Cake, offset by the purchase of 1,100,000 common shares in QRC in the open market at a price of $0.70 per share and additional shares distributed by QRC in lieu of cash dividend pursuant to QRC's dividend reinvestment plan.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024

As at April 30, 2024, the Company had uranium inventories of $187.1 million, compared to $85.6 million as at April 30, 2023. The increase in inventories resulted primarily from net purchases made in the current year. Uranium inventories include the Company's existing inventories and the Company's entitlement of the uranium production from the McArthur Rive mine for the Company's royalty in-kind. During the year ended April 30, 2024, the Company recorded a depletion of $0.5 million on the McArthur River royalty and an increase in inventory by the same amount. The Company will recognize revenue from its interest in McArthur River production when such uranium is sold.

The Company had other payables of $1.5 million as at April 30, 2024, compared to $nil as at April 30, 2023. Such amount consisted of goods and service tax, which was fully settled subsequent to the year end.

The Company had accounts payable and accrued liabilities of $1.2 million as at April 30, 2024, compared to $0.5 million as at April 30, 2023, primarily due to increased investor communications and marketing expenses payable at year end.

Total current liabilities decreased by $7.6 million to $2.8 million as at April 30, 2024, primarily due to the repayment of the BMO Credit Facility.

As at April 30, 2024, the Company had working capital (current assets less current liabilities) of $229 million compared to $128.5 million as at April 30, 2023. Pursuant to the agreement with CGN, the Company is committed to purchase 200,000 pounds U3O8 for total future payments of approximately $13 million in July 2024 and April 2025. Payment of $6.5 million due in July 2024 was made subsequent to April 30, 2024. In February 2024, the Company entered into agreements to purchase 250,000 pounds U3O8 at a weighted average price of US$103.20 per pound for a total consideration of approximately $35.6 million. The deliveries and payments for such uranium are due in May 2024 and September 2024. Payment of approximately $14 million for 100,000 pounds U3O8 was made subsequent to April 30, 2024. The Company believes that it has sufficient cash and liquid assets available to satisfy its purchase commitments over the next 12 months.

The Company has not generated any sustained profits from operations and the major sources of financing to date have been the prior issuance by way of sales of Common Shares, sales of short-term investments and uranium inventories, cash receipts from the repayment of a promissory note in a prior year, and the prior BMO Credit Facility. The Company's ability to meet its obligations and finance acquisition activities depends on its ability to generate cash flow from selling its inventories and/or through the issuance of securities of the Company pursuant to equity financings and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private or public offerings. The Company's growth and success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

The Company believes that its financial resources will be adequate to cover anticipated expenditures for general and administrative costs, contractual obligations and capital expenditures for at least twelve months following the date hereof. The Company's current financial resources are also available to fund acquisitions of additional interests. The Company's long-term capital requirements are primarily affected by its ongoing acquisition activities. The Company currently has, and generally at any time, may have acquisition opportunities in various stages of active review. In the event of one or more substantial royalty or other acquisitions, the Company may seek additional debt or equity financing as necessary.

Contractual Obligations

The following table summarizes the Company's contractual obligations as at April 30, 2024, including payments due for each of the next five years and thereafter:

	Payments due by period
(in thousands of dollars)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Office lease	$193	$37	$86	$70	—
Purchase of physical uranium (1)	$48,968	$48,968	—	—	—
Total	$49,161	$49,005	$86	$70	—

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024

Note:

(1)
Comprised of approximately $14 million relating to the purchase of 100,000 pounds U3O8 received and paid for in May 2024, $6.6 million relating to the purchase of 100,000 pounds U3O8 received and paid for in July 2024, $21.5 million for the purchase of 150,000 pounds U3O8 to be delivered and paid for in September 2024 and $6.8 million for the purchase of 100,000 pounds U3O8 to be delivered and paid for in April 2025.

Cash Flows

Operating Activities

Net cash used in operating activities during the year ended April 30, 2024 was $104.8 million compared to $11.5 million for fiscal year 2023. The increase was a result of net cash spent on trading physical uranium, increase in accounts receivable and incremental operating expenditures incurred during the year, which consisted of general and administrative expenses, management and directors' fees and professional fees, partially offset by an increase in others payable which consisted of goods and service tax payable. The increase of net cash used in operating activities is primarily due to the purchase of 1,400,000 pounds U3O8, offset by the sale of 450,000 pounds U3O8, compared to the purchase of 300,000 pounds U3O8 and sale of 200,000 pounds U3O8 in fiscal year 2023.

Investing Activities

Net cash generated from investing activities during the year ended April 30, 2024 was approximately $45.2 million, compared to $12.2 million cash used in investing activities in the previous fiscal year. During the year ended April 30, 2024, the Company received interest on cash of $0.7 million and proceeds of $45.4 million from the disposal of its investment in Yellow Cake to finance the inventory purchase commitments, and for general working capital and corporate purposes. Further, the Company paid $0.8 million to purchase additional common shares in QRC.

Financing Activities

Net cash generated from financing activities during the year ended April 30, 2024 was $66.6 million, compared to $9.2 million in the previous fiscal year. During the year ended April 30, 2024, the Company received $3.4 million from ATM Shares sold and $67 million from the Common Shares sold in the public offerings in October 2023 and February 2024. In addition, the Company received proceeds of $5.9 million from the exercise of common share purchase warrants and repaid the BMO Credit Facility in full for $9.7 million.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

Related party transactions are based on the amounts agreed to by the parties. During the year ended April 30, 2024 and 2023, the Company did not enter into any material contracts or undertake any significant commitment or obligation with any related parties other than as described herein. On October 17, 2023 and February 9, 2024, UEC purchased 1,930,750 Common Shares and 1,047,614 Common Shares, respectively, under the public offerings. See "Recent Developments".

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024

The remuneration of directors and key management, for the years ended April 30, 2024 and 2023, comprised of:

	For the year ended April 30,
	2024	2023
	($ '000)	($ '000)
Management salaries	402	378
Directors' fees	194	200
Share-based compensation	425	540
Total	1,021	1,118

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. The estimates and associated assumptions are based on historical circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgment or assessments.

Management is required to make judgements in the application of the Company's accounting policies. The significant accounting policy judgements relevant to the current period are as follows:

•
The Company's business is the acquisition of royalties. Each royalty has its own unique terms and judgement is required to assess the appropriate accounting treatment. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of judgement. In evaluating whether a transaction is a business combination management must consider if the acquired assets or entities encompass an integrated set of activities and assets that is capable of being conducted and managed for the purpose of generating income. Additionally, an optional asset concentration test may be applied. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.
•
The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators, including but not limited to whether further exploration or evaluation expenditure in the area is planned or budgeted, whether commercially viable deposits have been discovered or if sufficient work has been performed to indicate that the carrying amount of the asset will not be fully recovered, whether there are observable indications that the asset's value has declined during the period, significant declines in future commodity prices, significant increases in market interest rates, significant adverse changes in foreign exchange rates and taxes, and operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable companies. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis.

Information about significant sources of estimation uncertainty are described below.

•
The Company estimates the attributable reserve and resource relating to the mineral properties underlying the royalties that are held by the Company. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty interests, adjusted where applicable to reflect the Company's percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024 may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the carrying value of the Company's royalty interests.

Changes in, and Initial Adoption of, Accounting Policies

The Company adopted the following amendment to IFRS, which was effective for the accounting period beginning on or after May 1, 2023:

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies – The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the International Accounting Standards Board has also developed guidance and examples to explain and demonstrate the application of the 'fourstep materiality process' described in IFRS Practice Statement 2. This amendment did not have a material impact on the Company's consolidated financial statements.

The following is the amendment to the accounting standard that has been issued but is not mandatory for the current period and has not been early adopted by the Company:

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) – The amendments to IAS 1, clarifies the presentation of liabilities. The classification of liabilities as current or noncurrent is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of 'settlement' to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The implementation of this amendment is not expected to have a material impact on the Company.

Financial Instruments and Risk Management

At April 30, 2024, the Company's financial assets include cash, restricted cash, accounts receivable and short-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, and lease liability. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate fair value due to their short terms to settlement. The fair value of short-term investments, which are classified as level 1 within the fair value hierarchy, is determined by obtaining the quoted market price of the short-term investment and multiplying it by foreign exchange rate, if applicable, and the quantity of shares held by the Company. The fair value of the lease liability approximates its carrying value as its interest rate is comparable to current market rates.

Financial risk management objectives and policies

The financial risk arising from the Company's operations are credit risk, liquidity risk, commodity price risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances and accounts receivable. The Company holds cash with Canadian chartered financial institutions of which the majority of its bank balances is uninsured as at April 30, 2024. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash, restricted cash balance and accounts receivable. In order to mitigate its exposure to credit risk, the Company monitors its financial assets and maintains its cash deposits in several Schedule I chartered banks in Canada. For accounts receivable, the Company applies the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognized upon initial recognition of the receivable. The expected lifetime credit loss provision for accounts receivable is based on the credit exposure and the financial health of the counterparties and adjusted for relevant forward-looking information, as required. The lifetime expected credit loss allowance for accounts receivable is nominal as at April 30, 2024.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves and other liquid assets, it has sufficient working capital for its present obligations for at least the next twelve months commencing from April 30, 2024. The Company's working capital (current assets minus current liabilities) as at April 30, 2024 was $229 million. The Company's accounts payable and accrued liabilities are expected to be realized or settled within a one-year period.

Commodity price risk

The Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

Currency risk

Financial instruments that impact the Company's net income due to currency fluctuations include cash denominated in United States dollars. The impact of a Canadian dollar change against United States dollars on cash by 10% would have an impact of approximately $1.6 million on net income for the year ended April 30, 2024.

Other price risk

The Company is exposed to equity price risk as a result of investing in other mining companies. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company's short-term investments held as at April 30, 2024, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $0.9 million on other comprehensive income.

Outstanding Share Data

As at the date hereof, the Company has 121,397,121 Common Shares outstanding. In addition, common share purchase warrants and options of the Company outstanding as of the date hereof are summarized below.

Common Share Purchase Warrants

As at the date of this MD&A, there are 13,601,066 Warrants outstanding. Each Warrant is exercisable into one Common Share at an exercise price of $2.00 per share until December 6, 2024. The Warrants are listed on the TSX under the symbol "URC.WT".

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024

Share Options

The outstanding share options as at the date of this MD&A are as follows:

Expiry Date	Exercise Price ($)	Number Outstanding

May 13, 2025	3.31	100,000
May 31, 2026	3.49	612,500
May 31, 2026	4.10	50,000
September 15, 2026	5.46	40,000
November 8, 2026	3.76	50,000
January 13, 2027	4.93	5,000
May 13, 2027	3.31	332,500
June 20, 2027	3.26	25,000
July 7, 2027	2.88	25,000
September 9, 2027	4.20	1,000
October 24, 2027	3.15	5,000
August 21, 2028	2.92	418,800
August 29, 2028	3.30	32,500
		1,697,300

Each option entitles the holder thereof to purchase one Common Share.

Disclosure Controls and Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

As at April 30, 2024, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Company's principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation, the Company's principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the United States Securities Exchange Commission's rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

It should be noted that while the Company's principal executive officer and principal financial officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met.

Internal Control over Financial Reporting

The Company's management, including the Company's principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over the Company's internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance

Uranium Royalty Corp. Management's Discussion and Analysis For the year ended April 30, 2024 regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect all misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management (with the participation of the principal executive officer and principal financial officer) conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of April 30, 2024. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on its assessment, management has concluded that the Company's internal control over financial reporting was effective as at April 30, 2024.

Attestation Report of the Registered Public Accounting Firm

This MD&A does not include an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. In addition, in accordance with the United States Jumpstart Our Business Startup Act (the "JOBS Act"), the Company qualifies as an "emerging growth company" (an "EGC"), which entitles the Company to take advantage of certain exemptions from various reporting requirements. Specifically, the JOBS Act defers the requirement to have the Company's independent auditor assess the Company's internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in this annual report for so long as the Company remains an EGC.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting during the year ended April 30, 2024.

Risk Factors

A comprehensive discussion of risk factors is included in the AIF and other filings with the Canadian Regulatory Authorities available on SEDAR+.

Additional Information

Additional information concerning the Company, including the Company's AIF, is available under the Company's profile on SEDAR+ and at www.sec.gov.